UNITED STATES
                  SECURITIES AND EXCHANGE COMMISSION

                        Washington, D.C. 20549

                             SCHEDULE 13D

               Under the Securities Exchange Act of 1934
                           (AMENDMENT NO. 2)

                         UNISON SOFTWARE, INC.
                 -------------------------------------
                           (Name of Issuer)

                COMMON STOCK, PAR VALUE $.001 PER SHARE
 ------------------------------------------------------------------------
                    (Title of Class of Securities)

                               90919P105
                            --------------
                            (CUSIP Number)


                       Donald D. Westfall, Esq.
                       Associate General Counsel
              International Business Machines Corporation
                           New Orchard Road
                         Armonk, NY 10504-1783
                            (914) 499-4478
 --------------------------------------------------------------------------
             (Name, Address and Telephone Number of Person
           Authorized to Receive Notices and Communications)

                           OCTOBER 20, 1997
                   --------------------------------
        (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purposes of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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


CUSIP No.  90919P105


 1.  Name of Reporting Person:                                 International
                                                             Business Machines
                                                                Corporation

     S.S. or I.R.S. Identification No. of Above                     13-0871985
     Person:

 2.  Check the appropriate Box if a Member                           (a) [  ]
     of a Group                                                      (b)  [X]

 3.  SEC Use Only

 4.  Source of Funds:                                                   00

 5.  Check Box if Disclosure of Legal
     Proceedings is Required Pursuant to
     Item 2(d) or 2(e):                                                [  ]

 6.  Citizenship or Place of Organization:                           New York

     Number of Shares Beneficially Owned by
     Reporting Person With:

 7.  Sole Voting Power:                                               329,084

 8.  Shared Voting Power:                                            3,723,601

 9.  Sole Dispositive Power:                                          329,084

10.  Shared Dispositive Power:                                          [ ]

11.  Aggregate Amount Beneficially Owned
     by Reporting Person:                                            4,052,685

12.  Check Box if the Aggregate Amount in
     Row (11) Excludes Certain Shares:                                 [  ]

13.  Percent of Class Represented by Amount
     in Row (11):                                                       34%

14.  Type of Reporting Person:                                          CO


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


I.       Item 3 of the  Schedule  13D,  "Source and Amount of Funds or
         Other   Consideration,"  is  hereby  amended  by  adding  the
         following paragraph at the end thereto:

     "Since October 6, 1997 (the date that IBM filed the first amendment to the Schedule 13D to which this amendment relates), IBM has acquired 172,584 shares of Unison Common Stock in the open market at a total cost of $2,544,840.27. Such amount was funded out of IBM's working capital, which may at any given time include margin loans made by brokerage firms in the ordinary course of business."

II. Items 5(c) of the Schedule 13D, "Interest in Securities of the Issuer," is hereby amended by adding the following at the end thereof:

     "Since October 6, 1997, IBM has acquired 172,584 shares of Unison Common Stock through open market purchases (as set forth in Schedule III annexed hereto). As a result, IBM beneficially owns an aggregate of 4,052,685 shares of Unison Common Stock representing approximately 34% of the shares of Unison Common Stock outstanding.

     Since September 22, 1997 (the date of the original filing of the Schedule 13D to which this amendment relates), Cathleen P. Black, a member of IBM's Board of Directors (and listed in Schedule I to Item 2 of the Schedule 13D to which this amendment relates), has acquired 1,449 shares of Unison Common Stock as a result of a general distribution (as set forth on Schedule IV annexed hereto) of such stock by Trident Capital Partners Fund-I, L.P. and Trident Capital Partners Fund-I, C.V. Accordingly, Ms. Black may be deemed to have acquired sole dispositive and voting power with respect to such shares of Unison Common Stock.

     Except for the purchases set forth on Schedules III and IV annexed hereto, none of the persons identified in Item 2 has effected any transactions with respect to Unison Common Stock during the past 60 days. All such purchases by IBM were effected in the open market.


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


                              (Signature)

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 21, 1997

                              INTERNATIONAL BUSINESS MACHINES
                                CORPORATION

                              By:  /s/ LEE A. DAYTON
                                 ------------------------------
                                 Lee A. Dayton
                                 Vice President, Corporate
                                 Development and Real Estate


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


                             SCHEDULE III

              Shares of Unison Common Stock Purchased by
                       IBM since October 6, 1997


Date        Number    Price       Payment      Commission      Total Payment
          of Shares

10/14/97     21,384   $14.69     $314,184.42    $1,069.20        $315,253.62
10/15/97      5,600   $14.70      $82,337.36      $280.00         $82,617.36
10/16/97     11,300   $14.70     $166,145.03      $565.00        $166,710.03
10/17/97     25,000   $14.70     $367,577.50    $1,250.00        $368,827.50
10/20/97    109,300   $14.69   $1,605,966.76    $5,465.00      $1,611,431.76
Total       172,584   $14.70   $2,536,211.07    $8,629.20      $2,544,840.27


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


                              SCHEDULE IV

                 Trident Capital Partners Fund-I, L.P.

                        Summary of Distribution

                          September 24, 1997



        C. Black and T.
       Harvey's Allocable
      Share of the Shares  Current Market Value Per                Date of
         Distributed by        Share at Time of    Total Shares  Acquisition by
            Trident              Distribution       Distributed   Trident

               285                  $14,5625         157,795       11/29/93
               812                  $14,5625         450,000        1/13/95
               352                  $14,5625         195,000        7/20/95
Total        1,449                                   802,795


Limited Partner Name:    Cathleen P. Black
                         Thomas E. Harvey *


---------------------
* Spouse of Cathleen P. Black

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